	ONE SHELL PLAZA	AUSTIN
	910 LOUISIANA	BEIJING
	HOUSTON, TEXAS	DALLAS
	77002-4995	DUBAI
HONG KONG
	TEL +1 713.229.1234	HOUSTON
	FAX +1 713.229.1522	LONDON
	www.bakerbotts.com	MOSCOW
November 18, 2008		NEW YORK
PALO ALTO
RIYADH
WASHINGTON

J. David Kirkland, Jr.
TEL +1 713.229.1101
Mr. Milwood Hobbs	FAX +1 713.229.7701
Division of Corporation Finance	david.kirkland@bakerbotts.com
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Whole Foods Market, Inc. Annual Report on Form 10-K for Fiscal Year Ended September 30, 2007, filed November 29, 2007,
Quarterly Reports on Form 10-Q for Fiscal Quarters Ended January 20, 2008,
filed February 29, 2008, April 13, 2008, filed May 23, 2008, and July 6, 2008, filed August 15, 2008, File No. 0-19797

Dear Mr. Hobbs:

At the request of Whole Foods, Market, Inc. (the “Company”), we are responding on behalf of the Company to your letter dated October 14, 2008 (the “Comment Letter”) to Mr. John P. Mackey, regarding (1) the Company’s response dated September 3, 2008 to your previous comments to the Company’s (a) annual report on Form 10-K (the “Annual Report”) for its fiscal year ended on September 30, 2007, filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2007, (b) quarterly report on Form 10-Q for its fiscal quarter ended April 13, 2008, filed with the SEC on May 23, 2008, and (c) Current Report on Form 8-K, filed with the SEC on August 5, 2008, and (2) the Company’s quarterly report on Form 10-Q for its fiscal quarter ( the “Recent Quarterly Report”) ended July 6, 2008, filed with the SEC on August 15, 2008.

Certain information referred to in this letter (the “Supplemental Information”) is enclosed for the Staff’s reference on a supplemental basis. Pursuant to Rule 418(b) under the Securities Act of 1933, as amended (the “Securities Act”), the Supplemental Information is being furnished to the Staff on a confidential and supplemental basis only. Pursuant to Rule 418(b), and on behalf of the Company, we request that the Supplemental Information be returned to the Company upon completion of the Staff’s review thereof. We also request confidential treatment of the Supplemental Information pursuant to the provisions of 17 C.F.R. § 200.83.

The Company’s responses below are preceded with the Staff’s comments for ease of reference.

Form 10-K for the Fiscal Year Ended September 30, 2007

General

Comment 1: Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

November 18, 2008

Response: As requested, we have included in the Company’s response to each comment below the revised disclosure that the Company would expect to include in its future periodic filings with the SEC.

Item 1. Business, page 3

General

Comment 2: We note your response to our prior comment two. Your response states that you organize and manage the business in two primary categories: (1) perishable grocery products; and (2) non-perishable grocery products. We believe these two category groups are too broad and are not responsive to the disclosure requirements given the nature of your food operations wherein the products offerings include diary, meat, seafood, bakery, prepared foods, produce, deli, and general merchandise. As discussed in a previous comment, the disclosures in your 2007 annual report to shareholders present information on product categories which appear to describe your product information in a more meaningful manner and seem to be responsive to the disclosure requirements. Accordingly, we are not persuaded that your two proposed categories for product and service revenue are consistent with the spirit and intent of the disclosure required. We continue to believe the product categories discussed on page 9 of Form 10-K can easily be summarized into several groups of similar products and services such as prepared foods and catering to provide more the required disclosures. In this regard, please revise the two proposed category groups, perishables and non-perishables, into smaller, more identifiable product categories. Please also revise your disclosure to provide in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services as required by Item 101(c)(1)(i) of Regulation S-K. Also, please disclose revenue for each different group of products for each period presented in the audited notes to your financial statements in accordance with paragraph 37 of SFAS 131.

Response: As discussed in the Company’s response to the SEC’s prior comment 2 in its letter to the SEC dated September 3, 2008, the Company organizes its business in two principal categories, perishable and non-perishable grocery products. These categories are consistently applied throughout the Company and affect all aspects of operations, from purchasing to merchandizing to store architecture.

In the interest of providing additional information to investors, the Company has further categorized its offerings to include a prepared foods category. In future filings of the Company’s annual reports on Form 10-K with the SEC, the Company intends to provide in tabular form for each period presented the percentage of total revenue of the following classes of similar products: Grocery, Prepared foods and Other perishables. The “Grocery” category includes dry grocery and other non-perishable products. The “Prepared foods” category includes prepared food products and baked goods, which are differentiated from other perishable products by the additional preparation and merchandizing associated with these products. The “Other perishables” category includes produce, meat, seafood, dairy, frozen and other products with a limited shelf life. Each of these three categories contain substantially similar products, based on the nature of the products, and each category has unique characteristics that distinguish it from the others.

The Company will disclose the percentage of total revenue contributed by each category of similar products in a format similar to the following:

	200z	200y	200x
Grocery	—%	—%	—%
Prepared foods	—%	—%	—%
Other perishables	—%	—%	—%

Total sales	100%	100%	100%

November 18, 2008

The Company believes this disclosure meets the requirements of Item 101(c)(1)(i) of Regulation S-K. The Company will also disclose revenue for such product categories in the notes to its audited financial statements in accordance with paragraph 37 of SFAS 131.

Regional Presidents, page 22

Comment 3: We note your response to our prior comment three of our letter dated April 22, 2008. Your responses indicated the regions have similar economic characteristics in that the long-term average historic gross margins of all regions are substantially comparable. It is not evident to us how you were able to conclude the regions met all of the aggregation criteria of paragraph 17 given the disparity in economic characteristics based on gross margins. As we have previously noted, our review and analysis of the internal financial reports for fiscal 2007 you provided us indicated the differences in gross profit trends by region are sufficient to conclude that they do not have similar economic characteristics. In this regard, the regions in the western parts of the U.S. such as Northern California, Rocky Mountain, Pacific Northwest and Southern Pacific have sufficiently dissimilar gross margin trends when compared to the other regions to disallow aggregation. Further, as we also previously noted, the Southwest and Florida regions also generate sufficiently different gross profit trends from the other regions in the Mid-Atlantic, North Atlantic, Northeast and South. Based on the internal financial reports you provided us, we believe your regions render disaggregated information based on gross margins and we are not persuaded that your regions qualify for aggregation into one reportable segment under the requirements of paragraph 17 of SFAS 131. As we discussed in a prior comment, our review indicates your regions do not appear to have ability to attain similar long-term gross margin trends in the near future. Accordingly, please revise your disclosures to present at least three reportable segments based on regional groupings using long-term gross profit trends, or provide us with copies of similar internal financial reports for fiscal 2008 by region if you believe this financial information would change our conclusion and support your aggregation of the regions into one reportable segment based on gross margins.

Response: The Company respectfully submits that it operates in a single segment, natural and organic foods supermarkets. The Company believes that its regions are not separate operating segments. Paragraph 10 of SFAS 131 defines an operating segment as a component of an enterprise (a) that engages in business activities from which it may earn revenues and incur expenses, (b) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and (c) for which discrete financial information is available. The Company’s regions do not meet the requirement of clause (b) of the operating segment definition, as the Company’s CODM does not regularly review operating results of each region to make decisions about resources to be allocated to each region.

As a fundamental principle, the Company is store focused company-wide and not region focused. As previously communicated to the Staff, the Company’s categorization of stores by region is done purely for administrative convenience to facilitate managerial supervision. The store groupings into regions are largely geographically oriented, but somewhat arbitrary—for example, the stores in New Mexico (part of the Rocky Mountain region) as easily could be part of the Southwest region, and the stores in Las Vegas (part of the Southern Pacific region) as easily could be part of the Northern California region. The Company has in the past reorganized regions and changed the way stores were grouped into regions, often based on the concentration of stores in any single region following significant store openings or closings. Although the Company’s CODM receives reports that include financial information on the Company’s geographic regions, such reports are among a large number of reports the Company’s CODM receives regularly on many aspects of the Company’s stores, including, for example, reports by team, store, facility, metropolitan area or other geographic groupings.

November 18, 2008

As part of its culture, the Company uses Economic Value Added (EVA) as a basis for its business decisions and for determining incentive compensation. The Company’s CODM uses EVA extensively for capital investment decisions, including evaluating new store real estate decisions and store remodeling proposals. To select new store locations, the Company’s CODM uses an internally developed model to analyze potential markets based on various criteria such as education levels, population density and income levels within certain drive times. The Company only invests in projects that it believes will add long-term value to the Company and does not consider regional performance when making these decisions.

The Company also uses EVA to determine incentive compensation for approximately 1,000 Company employees, including senior executive leaders, regional leaders, store team leaders and assistant store team leaders. As previously communicated to the Staff, the Company uses region EVA to evaluate and provide incentive compensation to its regional presidents. While region EVA is used for that purpose, as detailed above, the Company’s CODM does not use region EVA in making key strategic decisions such as new store real estate decisions and store remodeling proposals. The Company’s CODM uses store specific EVA and EVA potential to make these key decisions and to allocate appropriate resources.

As stated above, the Company believes that it operates in a single segment and that its regions are not separate operating segments. The Company notes hypothetically that even if each of its regions were a separate operating segment, the Company would have only one reportable segment after applying the aggregation criteria of paragraph 17 of SFAS 131. This conclusion was explained in the Company’s earlier response to prior Staff comment 3, and more appropriately is addressed in response to Comment 5 with respect to the Company’s single reporting unit comprised of regional components with similar economic characteristics.

Comment 4: Please disclose the factors used by the chief operating decision maker to identify your reportable segments, including the basis of organization. In this regard, please disclose that operating segments have been aggregated. See paragraph 26 of SFAS 131.

Response: As discussed above in response to Comment 3, the Company believes that it operates in a single segment. As discussed below in response to Comment 5, while the Company looks to paragraph 17 of SFAS 131 to determine whether its regional components can be aggregated into a single reporting unit for purposes of goodwill impairment testing, these regions are not separate operating segments and thus the Company believes no disclosure of operating segment aggregation is required.

Form 10-Q, for the Fiscal Quarter Ended July 6, 2008

Item 1. Financial Statements

Notes to Consolidated Financial Statements (Unaudited)

Note 4 – Goodwill and Other Intangible Assets, page 11

Comment 5: We note your response to our prior comment three. Given the current unfavorable economic climate, the declines in consumer spending, your comparable store sales performance, and year-to-date net income results during 2008, and the overall current market capitalization value, we do not understand how you concluded that no impairment exists. Further, it is not clear to us what assumptions were used to project the number and timing of new store openings, future revenue growth rates and operating expenses growth rates to determine your estimated fair value in connection with your review of goodwill and other intangible assets for impairment as of April 13, 2008 and as of July 6, 2008. Your common stock has continued to trade at lower levels over the last several months and appears to have reached its 52 week low of $14 to $15.00 per share. Accordingly, please provide us with the

November 18, 2008

detailed analysis that was performed with your determination of estimated fair value in connection with Step 1 of your review of goodwill and other intangible assets for impairment. For each key assumption used, please also provide us with a comprehensive explanation of the reason why you believe that assumption is appropriate. Please also provide us with a summary of the overall basis for your conclusion that goodwill and intangible assets have not been impaired in 2008 as a result of the current unfavorable business climate. Refer to paragraphs 26 through 28 of SFAS 142.

Response: The Company tests goodwill for impairment annually on the first day of the fourth fiscal quarter, or more frequently if impairment indicators arise. Additionally, the Company monitors goodwill each quarter to determine whether the fair value of the reporting unit has been reduced below its carrying value. The Company evaluates indefinite-lived intangible assets, which are immaterial individually and collectively, for impairment each quarter. There were no impairments of indefinite-lived intangible assets during fiscal year 2008.

Although the Company did not perform a detailed evaluation of goodwill for impairment as of April 13, 2008, the Company noted no impairments of goodwill and indefinite-lived intangible assets as a result of its monitoring process. Please recall that the economic conditions as of April 13, 2008 were significantly different than in the current environment. The Company’s common stock was trading at approximately $32 per share, its total market capitalization was approximately $4.5 billion, and the Company reported comparable store sales increases of 6.7%. Although these and other factors were lower than recent or historical highs, based on its monitoring process the Company determined there were no events or circumstances change that more likely than not reduced the fair value of its reporting unit below its carrying amount of approximately $1.5 billion as of April 13, 2008.

The Company determined that impairment indicators existed at the end of its third fiscal quarter, July 6, 2008, and at its fiscal year-end, September 28, 2008, based upon, among other factors, the unfavorable general economic environment, the further declines in its market capitalization and its comparable store sales and overall financial results during these periods. As a result, the Company evaluated goodwill for impairment as of July 6, 2008 (utilizing its annual impairment test performed as of the first day of the fourth fiscal quarter) and again as of September 28, 2008. Based upon the results of these tests, the Company determined that there was no impairment of goodwill as of July 6, 2008 and September 28, 2008.

On a confidential basis pursuant to Rule 418(b) and the other provisions cited in the second paragraph of this letter, the Company is providing you supplementally with the detailed analyses that were performed with its determination of estimated fair value in connection with Step 1 of its review of goodwill for impairment. For each key assumption used, the Company also has provided a comprehensive explanation of the reasons why the Company believes that such assumption is appropriate. The Company also has provided a summary of the overall bases for its conclusion that goodwill has not been impaired as of July 6, 2008 and September 28, 2008.

The Company advises the Staff that the Company tests goodwill for impairment on a company-wide basis because the Company has a single reporting unit. This reporting unit is comprised of 11 geographic regions, each representing a component as defined in paragraph 30 of SFAS 142, and no region represents an operating segment as explained in the Company’s above response to Comment 3. As provided by paragraph 30 of SFAS 142, the Company aggregates these 11 regions, or components, to form a single reporting unit because these components have similar economic characteristics.

Paragraph 30 of SFAS 142 looks to paragraph 17 of SFAS 131 to determine whether components have similar economic characteristics. The Company continues to believe that its regions have similar

November 18, 2008

economic characteristics, including long-term average historic gross margins that are comparable to one another and to the Company’s overall gross margin. The Company notes that the internal financial reports by region previously provided to the Staff were of a short-term nature. As previously communicated to the Staff, in the short term, there are many factors that affect the gross margins of a given region, including the number of new stores in the region. Gross margin tends to be lower for new stores and increase as stores mature, reflecting lower shrink as volumes increase, as well as increasing experience levels and operational efficiencies for the store teams. On a confidential basis as noted above, the Company supplementally is providing the Staff with a report of each region’s gross margins for the past five years to demonstrate that although its regions’ gross margins may fluctuate in any given year, long-term margins in each region are similar to one another and to the Company’s overall gross margin.

EITF Topic D-101 indicates that how an entity manages its operations and how an acquired entity is integrated with the acquiring entity are key to determining the reporting units of the entity. As explained in the Company’s response to Comment 3, the Company is store focused company-wide and is not managed by region. Also, the Company acquired 74 stores from Wild Oats Markets Inc. in 2007. The Company integrated these stores across its regions geographically into its single company-wide brand. These facts further support that the Company has a single reporting unit.

Additionally, and as previously discussed with the Staff, in each region the Company sells similar products, provide similar services, shares similar production processes, appeals to similar types of customers, use the same methods to distribute products and provide services and operates under similar state regulatory environments. Based on these factors and the supplemental data provided, the Company believes aggregation of its regional components into a single reporting unit is appropriate and consistent with the objectives and principles of SFAS 142 and the aggregation provisions of SFAS 131.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 19

Comment 6: We note the revised disclosure in Form 10-Q for the fiscal quarter ended July 6, 2008, and your response to our prior comment four. We note from your disclosure in that report you have not accrued any loss related to the outcome of the proceedings by the Federal Trade Commission (the “FTC”.) Accordingly, please provide us with a copy of the management statement you were required to submit in September 2008 to the FTC in connection with their proceedings. Please also provide us with a more comprehensive explanation as to why you have not estimated and recorded an amount with respect to your obligations and commitments that may result from this contingency. Refer to paragraphs 8 through 10 of SFAS 5.

Response: Pursuant to paragraph 8 of SFAS 5, an issuer must accrue a loss contingency if both (i) it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and (ii) the amount of loss can be reasonably estimated. As stated on page 20 of the Recent Quarterly Report, a loss contingency based on the outcome of the proceedings by the FTC does not meet either of these criteria because the Company currently cannot (i) predict the likely outcome of the proceedings by the FTC and (ii) estimate the possible loss or range of loss associated with any judgment or order that may arise from them. Pursuant to Paragraph 10 of SFAS 5, because a reasonable possibility of a loss may occur due to the proceedings by the FTC, the Company disclosed the proceedings on page 20 of the Recent Quarterly Report and provided a range of the possible detrimental outcomes to the Company if the Company does not prevail in the proceedings. Until additional information regarding these proceedings becomes available, the Company intends to clarify in its disclosures in future filings that an estimate of the amount or range of loss or possible loss cannot currently be made.

November 18, 2008

The Company, on a confidential basis as noted above, is providing you supplementally with the management statement that the Company provided to the FTC.

Executive Summary, page 20

Comment 7: Your current disclosures discuss in various sections of management’s discussion and analysis on pages 20 through 23 various data on store activity during the period such as the information. However, since the data is presented in piecemeal it is difficult for an investor to gather a good understanding of your overall store activity within each period. Given the significant amount of store activity each of your reporting periods, please consider providing a more comprehensive summary of store activity in tabular form presenting in one place for investors the beginning and ending balances of stores in operation along with new store openings, closings, renovations, and relocations for all periods presented.

Response: In future filings, the Company will include a table summarizing store activity with the beginning and ending balances of stores in operation along with new store openings, closings, acquisitions, relocations and closures and remodels with major expansions for all periods presented in a format similar to the following:

	200z	200y	200x
Stores at beginning of fiscal year	—	—	—
Stores opened	—	—	—
Acquired stores	—	—	—
Divested stores	—	—	—
Relocations and closures	—	—	—

Stores at end of fiscal year	—	—	—

Remodels with major expansions[1]	—	—	—

Total gross square footage at end of fiscal year	—	—	—

[1]	Defined as remodels with expansions of square footage greater than 20%.

Results of Operations, page 21

Comment 8: We note your disclosure that certain stores were excluded from comparable store sales. To enhance investors’ understanding of store performance, please disclose in each quarterly and annual report the definition of comparable store sales and identical store sales, and explain how you treat relocations and renovated stores in your calculation of their performance. Your definitions should clearly explain how stores acquired from Wild Oats are handled in both calculations.

Response: The Company will clarify the definitions of comparable and identical store sales in future quarterly and annual filings with the SEC. Sales of a store are deemed to be comparable commencing in the fifty-third full week after the store was opened or acquired. Stores acquired from Wild Oats entered the comparable store sales base effective the fifty-third full week following the date of the merger. Identical store sales exclude sales from relocated stores and remodeled stores with expansions of square footage greater than 20% until the fifty-third full week after the store is relocated or remodeled to reduce the impact of square footage growth on the comparison. Stores closed for eight or more days are excluded from the comparable and identical store base from the first fiscal week of closure until re-opened for a full fiscal week.

Comment 9: We note your revised disclosure in Form 10-Q for the third quarter of 2008 and your response to our prior comment five. Please clarify in your disclosure if you anticipate the factors you identify that are causing the current trend of declining gross margin to continue to impact future periods. Refer to Item 303(a)(3) of Regulation S-K.

November 18, 2008

Response: The Company will include in its disclosure in the annual report on Form 10-K for fiscal year 2008 a discussion regarding current gross margin trends and whether we anticipate the factors causing the current trend to continue to impact future periods. The Company expects its revised disclosure to be substantially consistent with the following:

Factors contributing to the decrease in gross profit as a percentage of sales in fiscal year 2008 compared to the prior fiscal years include higher utility costs and property taxes as a percentage of sales and product cost increases greater than the Company’s increases in average retail prices. Increases in product costs from our suppliers and increasing occupancy costs may continue in future periods, and to the extent those increases are not reflected in increased retail prices or retail price increases are delayed, our gross profit will be adversely affected.

Comment 10: Please revise your disclosure to clarify in the analysis of the change in net sales the number of new store openings and the amount of sales they contributed during the current period compared to the same period in the prior year.

Response: In future filings, the Company will revise its disclosure to clarify in the analysis of the change in net sales the number of new store openings and the amount of sales they contributed during the current period compared to the same period in the prior year in a manner substantially consistent with the following:

The number of stores open less than fifty-two weeks equaled [    ], [    ] and [    ] at the end of fiscal years 2008, 2007 and 2006, respectively. The sales increase contributed by stores open less than fifty-two weeks totaled approximately $[    ] million, $[    ] million and $[    ] million for fiscal years 2008, 2007 and 2006, respectively.

Liquidity and Capital Resources and Changes in Financial Condition, page 23

Comment 11: We note your revised disclosure in Form 10-Q for the third quarter of 2008 and your response to our prior comment six. Please also discuss the impact on cash flows of the increase in interest expense in 2008 due to a higher level of long-term debt and borrowings on credit facilities for all periods presented.

Response: The Company will discuss in future filings the impact on cash flows of the increase in interest expense in 2008 due to a higher level of long-term debt and borrowings on credit facilities in 2008. The Company expects its revised disclosure in the annual report on Form 10-K for fiscal year 2008 to be substantially consistent with the following:

Interest paid during fiscal years 2008, 2007 and 2006 totaled approximately $36.2 million, $4.6 million and $0.6 million, respectively. The increase in interest paid in fiscal year 2008 is due to interest costs associated with the $700 million term loan agreement and interest costs associated with increased amounts outstanding under the revolving line of credit. Interest paid in fiscal year 2007 includes interest costs associated with the $700 million term loan agreement for the period from August 28, 2007 through September 30, 2007. The Company expects interest expense, net of investment and other income, to range from approximately $35 million to $40 million in fiscal year 2009.

November 18, 2008

The Company has requested that we state on its behalf that the Company acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing with the SEC;

•	SEC staff comments or changes to disclosure in response to such comments do not foreclose the SEC from taking any action with respect to any filing;

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any further comments, or if you require additional information, please do not hesitate to contact the undersigned at 713.229.1101 or Felix Phillips of this office at 713.229.1228. Thank you for your attention to the matter.

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ J. David Kirkland, Jr.
J. David Kirkland, Jr.

cc:	Albert Percival
Sam Ferguson
Felix P. Phillips